INVESTMENT COMPANY BLANKET BOND

NATIONAL UNION FIRE INSURANCE COMPANY
OF PITTSBURGH, PA
(A stock Insurance Company, herein Called the Underwriter)
DECLARATIONS
Item 1.	Name of Insured	Cadogan Opportunistic Alternatives Fund, LLC	BOND NUMBER

	Principal Address:	15th Floor	6214323
		149 5th Avenue
		New York NY 10010

		(Herein called the Insured)

Item 2.	Bond Period from 12:01 a.m. on 10/1/2008 to 12:01 a.m. on 10/1/2009

	The effective date of the termination of cancellation of this bond, standard time at the Principal Address as to each of the said dates.

Item 3.	Limit of Liability -
Subject to Section 9, 10, and 12 hereof:

		Limit of Liability	Deductible Amount
	Insuring Agreement A - FIDELITY	$600,000	$0
	Insuring Agreement B - AUDIT EXPENSE	Not Covered	Not Covered
	Insuring Agreement C - ON PREMISES	Not Covered	Not Covered
	Insuring Agreement D - IN TRANSIT	Not Covered	Not Covered
	Insuring Agreement E - FORGERY OR ALTERATION	Not Covered	Not Covered
	Insuring Agreement F - SECURITIES	Not Covered	Not Covered
	Insuring Agreement G - COUNTERFEIT CURRENCY	Not Covered	Not Covered
	Insuring Agreement H - STOP PAYMENT	Not Covered	Not Covered
	Insuring Agreement I - UNCOLLECTIBLE ITEMS OF DEPOSIT	Not Covered	Not Covered

OPTIONAL COVERAGES ADDED BY RIDER:

	Insuring Agreement J - COMPUTER SYSTEMS	Not Covered	Not Covered
	Insuring Agreement K - UNAUTHORIZED SIGNATURES	Not Covered	Not Covered
	Insuring Agreement L - AUTOMATED PHONE SYSTEMS	Not Covered	Not Covered
	Insuring Agreement M - TELEFACSIMILE	Not Covered	Not Covered

If “Not Covered” is inserted above opposite any specified Insuring Agreement or Coverage, such Insuring Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted therefrom.

Item 4.
Office or Premises Covered - Offices acquired or established subsequent to the effective date of this bond are covered according to the terms of General Agreement A.  All other Insured’s offices and premises in existence at the time this bond becomes effective are covered under this bond except the offices or premises located as follows:
No exceptions

Item 5.	The Liability of the Underwriter is subject to the terms of the following riders attached hereto: 1-3

Item 6.
The Insured by the acceptance of this bond gives notice to the Underwriter terminating or canceling prior bond(s) or policy(ies) No. 9 (s) N/A such termination or cancellation to be effective as of the time this bond becomes effective.

Item 7.	Premium Amount: $1,381

By:
Authorized Representative

NATIONAL UNION FIRE INSURANCE COMPANY
OF PITTSBURGH, PA

RIDER No. 1

To be attached to and form part of Bond No. 6214323

in favor of  Cadogan Opportunistic Alternatives Fund, LLC

effective as of  10/1/2008

In consideration of the premium charged for the attached bond, it is hereby agreed that:

1.  From and after the time this rider becomes effective the Insured under the attached bond are:

Cadogan Alternative Strategies II, LLC

2.  The first named Insured shall act for itself and for each and all of the Insured for all the purposes of this bond.

3.  Knowledge possessed or discovery made by the Corporate Risk Management Department, Internal Audit Department, or General Counsel Department, of any Insured or by any partner or officer thereof shall for all the purposes of the attached bond constitute knowledge or discovery by all the Insured.

4.  If, prior to the termination of the attached bond in its entirety, the attached bond is terminated as to any Insured, there shall be no liability for any loss sustained by such Insured unless discovered before the time such termination as to such Insured becomes effective.

5.  The liability of the Underwriter for loss or losses sustained by any or all of the Insured shall not exceed the amount for which the Underwriter would be liable had all such loss or losses been sustained by any one of the Insured. Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss.

6.  If the first named Insured ceases for any reason to be covered under the attached bond, then the Insured next named shall thereafter be considered as the first named Insured for all purposes of the attached bond.

SR5538

7.  The attached bond shall be subject to all its agreements, limitations and conditions except as herein expressly modified.

8.  This rider shall become effective as 12:01 a.m. on 10/1/2008.

Signed, Sealed and dated

By:
Authorized Representative

SR 5538

NATIONAL UNION FIRE INSURANCE COMPANY
OF PITTSBURGH, PA

RIDER No. 2

AMENDMENT TO TERMINATION

To be attached to and form part of Investment Company Blanket Bond No. 6214323
In favor of Cadogan Opportunistic Alternatives Fund, LLC.
It is agreed that:

1.     The attached bond is hereby amended by deleting Section 13., TERMINATION, in its entirety and substituting the following:

The Underwriter may terminate this bond as an entirety by furnishing written notice specifying the termination date which cannot be prior to 90 days after the receipt of such written notice by each Investment Company named as Insured and the Securities and Exchange Commission, Washington, D.C. The Insured may terminate this bond as an entirety by furnishing written notice to the Underwriter. When the Insured cancels, the Insured shall furnish written notice to the Securities and Exchange Commission, Washington, D.C. prior to 90 days before the effective date of termination. The Underwriter shall notify all other Investment Companies named as Insured of the receipt of such termination notice and the termination cannot be effective prior to 90 days after receipt of written notice by all other Investment Companies. Premiums are earned until the termination date as set forth herein.

This Bond will terminate as to any one Insured, (other than a registered management investment company), immediately upon taking over of such Insured by a receiver or other liquidator or by State or Federal officials, or immediately upon the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the Insured, or assignment for he benefit of creditors of the Insured, or immediately upon such Insured ceasing to exist, whether through merger into another entity, or by disposition of all it assets.

This Bond will terminate as to any registered management investment company upon the expiration of 90 days after written notice has been given to the Securities and Exchange Commission, Washington, D.C.

The Underwriter shall refund the unearned premium computed at short rates in accordance with the standard short rate cancellation tables if terminated by the Insured or pro rata terminated for any other reason.

This bond shall terminate

a.
as to any Employees as soon as any partner, officer or supervisory Employees of the Insured, who is not in collusion with such Employee, shall learn of any dishonest or fraudulent act(s), including larceny or Embezzlement on the part of such Employee without prejudice to the loss of Property then in transit in the custody of such Employee and upon the expiration of ninety (90) days after written notice has been given to the Securities and Exchange Commission, Washington, D.C. (See Section 16(d) ) and to the Insured Investment Company, or

b.
as to any Employee 90 days after receipt by each Insured and by the Securities and Exchange Commission, of a written notice from the Underwriter of its desire to terminate this bond as to such Employee, or

c.
as to any person, who is a partner, officer or employee of any Electronic Data Processor covered under this bond, from and after the time that the Insured or any partner or officer thereof not in collusion with such person shall have knowledge or information that such person has committed before or after the time this bond is effective and upon the expiration of ninety (90) days after written notice has been given by the Underwriter to the Securities and Exchange Commission, Washington DC and to the insured Investment Company.

2.     Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, limitations, conditions, or provisions of the attached bond other than as above stated.

3.     This rider shall become effective as 12:01 a.m. on 10/1/2008.

By:
Authorized Representative

POLICYHOLDER NOTICE

Thank you for purchasing insurance from a member company of American International Group, Inc. (AIG). The AIG member companies generally pay compensation to brokers and independent agents, and may have paid compensation in connection with your policy. You can review and obtain information about the nature and range of compensation paid by AIG member companies to brokers and independent agents in the United States by visiting our website at www.aigproducercompensation.com or by calling AIG at 1-800-706-3102.

91222 (7/06)

NATIONAL UNION FIRE INSURANCE COMPANY
OF PITTSBURGH, PA

RIDER No. 3

OMNIBUS WORDING

This endorsement, effective 12:01 a.m. 10/1/2008 forms a part of policy number 6214323 issued to Cadogan Opportunistic Alternatives Fund, LLC.

It is hereby understood and agreed that:

1.
If the Insured shall, while this bond is in force, establish any new funds other than by consolidation or merger with, purchase or acquisition of assets or liabilities of, another institution, such funds shall automatically be covered hereunder from the date of such establishment without the payment of additional premium for the remainder of the premium period.

2.
If the Insured shall, while this bond is in force, require an increase in limits to comply with SEC Reg. 17-g1, due to an increase in asset size of current funds insured under the bond or by the addition of new funds, such increase in limits shall automatically be covered hereunder from the date of such increase without the payment of additional premium for the remainder of the premium period.

3.	Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations conditions or agreements of the attached bond other than as above stated.

By:
Authorized Representative

Cadogan Opportunistic Alternatives Fund, LLC

WHEREAS the Company’s Officers have proposed that the Company extend its current Fidelity Bond coverage;

NOW THEREFORE BE IT:

RESOLVED, that the appropriate Officers of the Company are authorized and directed to renew the Fidelity Bond to provide coverage for each Officer and employee of the Company who may singly, or jointly with others, have access to the securities or other assets of the Company, either directly or through authority to draw upon such assets or to direct generally the disposition of those securities, in that amount approved or ratified by the Board from time to time;

FURTHER RESOLVED, that the Fidelity Bond is not to be canceled, terminated or modified except upon 60 days’ written notice to both the affected party and the SEC;

FURTHER RESOLVED, that the Board, including all Independent Directors, has determined that the form, terms and the amount of the Fidelity Bond, which have been described to the Directors at this meeting, are reasonable, after reviewing the terms of the Fidelity Bond and having given due consideration to, among other things, the estimated value of the aggregate assets of the Company to which any person covered under the Fidelity Bond may have access, the type and terms of the arrangements made for the custody and safekeeping of assets of the Company, and the nature of the securities held by the Company;

FURTHER RESOLVED, that the Board, including a majority of the Independent Directors, at least annually will continue to review the Fidelity Bond to determine whether the Fidelity Bond continues to be reasonable in form and amount;

FURTHER RESOLVED, that the appropriate Officers of the Company be, and each of them acting alone hereby is, designated and directed to make the filings and give the notices required by Rule 17g-1 under the 1940 Act, including all filings and notices required by Rule 17g-1(g);

FURTHER RESOLVED, that the appropriate Officers of the Company be, and each of them acting alone hereby is, authorized to make any and all payments and to do any and all other acts, in the name and on behalf of the Company, as they, or any one of them, may determine to be necessary or desirable and proper in connection with or in furtherance of the foregoing resolutions relating to the Fidelity Bond.

Cadogan Opportunistic Alternatives Fund, LLC

The premiums of the fidelity bond of Cadogan Opportunistic Alternatives Fund, LLC have been paid for the period of October 1, 2008 to October 1, 2009.